# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 51Talk Online Education Group, CIK 0001659494
CUSIP: 16954L105
Title of class of securities: American Depositary Shares (ADS), each representing Sixty Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 24 Raffles Place #17-04 Clifford Centre, Singapore, Singapore (U0), 048621
Date of event which requires filing of this statement: 04/25/2025
Amends the filing with accession number 0001144204-17-008978
Filed by CIK 0001618486
Persons authorized to receive notices and communications: Andre Levi, c/o DCM, 2420 Sand Hill Road, Suite 200, Menlo Park, California (CA), 94025, (650) 233-1400; Christopher Partin, Esq., c/o Gunderson Dettmer, One Bush Street, San Francisco, California (CA), 94104, (650) 321-2400; Anthony Bishop, Esq., c/o Gunderson Dettmer, 12105 W Waterfront Drive, Suite 425, Los Angeles, California (CA), 90094, (650) 321-2400

## Reporting persons
- DCM Ventures China Turbo Fund, L.P. ("Turbo Fund") (CIK 0001618486): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,017,832; shared voting power 0; sole dispositive power 10,017,832; shared dispositive power 0; aggregate amount beneficially owned 10,017,832 (4.1% of the class)
  Comment: Note to Row 7: 10,017,832 Class A ordinary shares, except that DCM Turbo Fund Investment Management, L.P. ("Turbo Fund DGP"), the general partner of Turbo Fund, and DCM Turbo Fund International, Ltd. ("Turbo Fund UGP"), the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and F. Hurst Lin ("Lin"), Matthew C. Bonner ("Bonner") and Andre G. Levi ("Levi"), the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See Row 7.
  
  Note to Row 9: 10,017,832 Class A ordinary shares, except that Turbo Fund DGP, the general partner of Turbo Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin, Bonner and Levi, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 10: See Row 9.
  
  Note to Row 13: The percentage is based upon 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024 (excluding the Issuer's repurchase of 4,554,495 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.
- DCM Ventures China Turbo Affiliates Fund, L.P. ("Turbo Affiliates Fund") (CIK 0001626936): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 589,278; shared voting power 0; sole dispositive power 589,278; shared dispositive power 0; aggregate amount beneficially owned 589,278 (0.2% of the class)
  Comment: Note to Row 7: 589,278 Class A ordinary shares, except that Turbo Fund DGP, the general partner of Turbo Affiliates Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Lin, Bonner and Levi, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See Row 7.
  
  Note to Row 9: 589,278 Class A ordinary shares, except that Turbo Fund DGP, the general partner of Turbo Affiliates Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin, Bonner and Levi, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 10: See Row 9.
  
  Note to Row 13: The percentage is based upon 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024 (excluding the Issuer's repurchase of 4,554,495 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.
- DCM Turbo Fund Investment Management, L.P. ("Turbo Fund DGP") (CIK 0001618485): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 10,607,110; shared voting power 0; sole dispositive power 10,607,110; shared dispositive power 0; aggregate amount beneficially owned 10,607,110 (4.3% of the class)
  Comment: Note to Row 7: 10,607,110 Class A ordinary shares of which 10,017,832 shares are held by Turbo Fund and 589,278 shares are held by Turbo Affiliates Fund. Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to vote these shares, except that Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Lin, Bonner and Levi, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See Row 7.
  
  Note to Row 9: 10,607,110 Class A ordinary shares of which 10,017,832 shares are held by Turbo Fund and 589,278 shares are held by Turbo Affiliates Fund. Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to dispose of these shares, except that Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin, Bonner and Levi, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 10: See Row 9.
  
  Note to Row 13: The percentage is based upon 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024 (excluding the Issuer's repurchase of 4,554,495 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.
- DCM Turbo Fund International, Ltd. ("Turbo Fund UGP") (CIK 0001618483): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 10,607,110; shared voting power 0; sole dispositive power 10,607,110; shared dispositive power 0; aggregate amount beneficially owned 10,607,110 (4.3% of the class)
  Comment: Note to Row 7: 10,607,110 Class A ordinary shares of which 10,017,832 shares are held by Turbo Fund and 589,278 shares are held by Turbo Affiliates Fund. Turbo Fund UGP is the general partner of Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have sole power to vote these shares, except Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to vote these shares, and Lin, Bonner and Levi, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See Row 7.
  
  Note to Row 9: 10,607,110 Class A ordinary shares of which 10,017,832 shares are held by Turbo Fund and 589,278 shares are held by Turbo Affiliates Fund. Turbo Fund UGP is the general partner of Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have sole power to dispose of these shares, except Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to dispose of these shares, and Lin, Bonner and Levi, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 10: See Row 9.
  
  Note to Row 13: The percentage is based upon 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024 (excluding the Issuer's repurchase of 4,554,495 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.
- DCM Hybrid RMB Fund, L.P. ("Hybrid Fund") (CIK 0001522543): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 57,681,212; shared voting power 0; sole dispositive power 57,681,212; shared dispositive power 0; aggregate amount beneficially owned 57,681,212 (18.9% of the class)
  Comment: Note to Row 7: 57,681,212 Class B ordinary shares, except that DCM Hybrid RMB Fund Investment Management, L.P. ("Hybrid Fund DGP"), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. ("Hybrid Fund UGP"), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Lin, Bonner and Levi, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See Row 7.
  
  Note to Row 9: 57,681,212 Class B ordinary shares, except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin, Bonner and Levi, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 10: See Row 9.
  
  Note to Row 13: The percentage is based upon 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024 (excluding the Issuer's repurchase of 4,554,495 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 57,681,212 Class B ordinary shares held by Hybrid Fund). If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 16.4%.
- DCM Hybrid RMB Fund Investment Management, L.P. ("Hybrid Fund DGP") (CIK 0001570799): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 57,681,212; shared voting power 0; sole dispositive power 57,681,212; shared dispositive power 0; aggregate amount beneficially owned 57,681,212 (18.9% of the class)
  Comment: Note to Row 7: 57,681,212 Class B ordinary shares all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Lin, Bonner and Levi, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See Row 7.
  
  Note to Row 9: 57,681,212 Class B ordinary shares all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin, Bonner and Levi, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 10: See Row 9.
  
  Note to Row 13: The percentage is based upon 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024 (excluding the Issuer's repurchase of 4,554,495 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 57,681,212 Class B ordinary shares held by Hybrid Fund). If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 16.4%.
- DCM Hybrid RMB Fund International, Ltd. ("Hybrid Fund UGP") (CIK 0001570782): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 57,681,212; shared voting power 0; sole dispositive power 57,681,212; shared dispositive power 0; aggregate amount beneficially owned 57,681,212 (18.9% of the class)
  Comment: Note to Row 7: 57,681,212 Class B ordinary shares all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to vote these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Lin, Bonner and Levi, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See Row 7.
  
  Note to Row 9: 57,681,212 Class B ordinary shares all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Lin, Bonner and Levi, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 10: See Row 9.
  
  Note to Row 13: The percentage is based upon 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024 (excluding the Issuer's repurchase of 4,554,495 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 57,681,212 Class B ordinary shares held by Hybrid Fund). If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 16.4%.
- Matthew C. Bonner ("Bonner") (CIK 0002001775): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 68,288,322; sole dispositive power 0; shared dispositive power 68,288,322; aggregate amount beneficially owned 68,288,322 (22.4% of the class)
  Comment: Note to Row 7: See Row 8
  
  Note to Row 8: 68,288,322 ordinary shares, of which 10,017,832 are Class A ordinary shares directly owned by Turbo Fund, 589,278 are Class A ordinary shares owned directly by Turbo Affiliates Fund, and 57,681,212 are Class B ordinary shares directly owned by Hybrid Fund. Bonner is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
  
  Note to Row 9: See Row 10
  
  Note to Row 10: 68,288,322 ordinary shares, of which 10,017,832 are Class A ordinary shares directly owned by Turbo Fund, 589,278 are Class A ordinary shares owned directly by Turbo Affiliates Fund, and 57,681,212 are Class B ordinary shares directly owned by Hybrid Fund. Bonner is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
  
  Note to Row 13: The percentage is based upon 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024 (excluding the Issuer's repurchase of 4,554,495 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 57,681,212 Class B ordinary shares held by Hybrid Fund). If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 19.5%.
- F. Hurst Lin ("Lin") (CIK 0002002613): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 68,288,322; sole dispositive power 0; shared dispositive power 68,288,322; aggregate amount beneficially owned 68,288,322 (22.4% of the class)
  Comment: Note to Row 7: See Row 8
  
  Note to Row 8: 68,288,322 ordinary shares, of which 10,017,832 are Class A ordinary shares directly owned by Turbo Fund, 589,278 are Class A ordinary shares owned directly by Turbo Affiliates Fund, and 57,681,212 are Class B ordinary shares directly owned by Hybrid Fund. Lin is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
  
  Note to Row 9: See Row 10
  
  Note to Row 10: 68,288,322 ordinary shares, of which 10,017,832 are Class A ordinary shares directly owned by Turbo Fund, 589,278 are Class A ordinary shares owned directly by Turbo Affiliates Fund, and 57,681,212 are Class B ordinary shares directly owned by Hybrid Fund. Lin is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
  
  Note to Row 13: The percentage is based upon 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024 (excluding the Issuer's repurchase of 4,554,495 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 57,681,212 Class B ordinary shares held by Hybrid Fund). If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 19.5%.
- Andre G. Levi ("Levi"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 68,288,322; sole dispositive power 0; shared dispositive power 68,288,322; aggregate amount beneficially owned 68,288,322 (22.4% of the class)
  Comment: Note to Row 7: See Row 8
  
  Note to Row 8: 68,288,322 ordinary shares, of which 10,017,832 are Class A ordinary shares directly owned by Turbo Fund, 589,278 are Class A ordinary shares owned directly by Turbo Affiliates Fund, and 57,681,212 are Class B ordinary shares directly owned by Hybrid Fund. Levi is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
  
  Note to Row 9: See Row 10
  
  Note to Row 10: 68,288,322 ordinary shares, of which 10,017,832 are Class A ordinary shares directly owned by Turbo Fund, 589,278 are Class A ordinary shares owned directly by Turbo Affiliates Fund, and 57,681,212 are Class B ordinary shares directly owned by Hybrid Fund. Levi is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
  
  Note to Row 13: The percentage is based upon 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024 (excluding the Issuer's repurchase of 4,554,495 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 57,681,212 Class B ordinary shares held by Hybrid Fund). If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 19.5%.

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares (ADS), each representing Sixty Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: 51Talk Online Education Group
Address of issuer's principal executive offices: 24 Raffles Place #17-04 Clifford Centre, Singapore, Singapore (U0), 048621
Comment:
This Amendment No. 7 amends and restates in its entirety the Schedule 13D that was originally filed on June 15, 2016, as amended by Amendment No. 1 filed on February 11, 2019, Amendment No. 2 filed on February 5, 2020, Amendment No. 3 filed on April 6, 2020, Amendment No. 4 filed on June 8, 2020, Amendment No. 5 filed on April 7, 2021 and Amendment No. 6 filed on January 26, 2023 (the "Original Schedule 13D"). This Amendment No. 7 relates to the Class A ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of the Company. This Amendment No. 7 is being filed to update the aggregate percentage of the Ordinary Shares owned by the Reporting Persons due to an increase in the number of outstanding Ordinary Shares from time to time since the date of the filing of the Original Schedule 13D. Based on the number of outstanding Ordinary Shares as reported in its Form 20-F filed on April 25, 2025 with the Securities and Exchange Commission, which increase resulted in a change of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 7 have the meanings ascribed to them in the Original Schedule 13D. The Company's principal executive offices are located at 24 Raffles Place #17-04 Clifford Centre, Singapore 048621.

The Company's American depositary shares (the "ADSs") each represent 60 Class A ordinary shares. The Reporting Persons (as defined below) beneficially own ordinary shares of the Company.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of: (i) DCM Ventures China Turbo Fund, L.P., a Cayman Islands exempted limited partnership ("Turbo Fund"), (ii) DCM Ventures China Turbo Affiliates Fund, L.P., a Cayman Islands exempted limited partnership ("Turbo Affiliates Fund"), (iii) DCM Hybrid RMB Fund, L.P., a Cayman Islands exempted limited partnership ("Hybrid Fund"), (iv) DCM Turbo Fund Investment Management, L.P., a Cayman Islands exempted limited partnership ("Turbo Fund DGP"), (v) DCM Turbo Fund International, Ltd., a Cayman Islands exempted company ("Turbo Fund UGP"), (vi) DCM Hybrid RMB Fund Investment Management, L.P., a Cayman Islands exempted limited partnership ("Hybrid Fund DGP"), (vii) DCM Hybrid RMB Fund International, Ltd., a Cayman Islands exempted company ("Hybrid Fund UGP"), and (viii) F. Hurst Lin ("Lin"), a citizen of the United States, (ix) Matthew C. Bonner ("Bonner"), a citizen of the United States, and (x) Andre G. Levi ("Levi"), a citizen of the United States (the foregoing entities and individuals are collectively referred to as the "Reporting Persons").
Residence or business address: The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.
Present principal occupation or employment: Turbo Fund, Turbo Affiliates Fund and Hybrid Fund are venture capital funds. Turbo Fund DGP is the general partner of each of Turbo Fund and Turbo Affiliates Fund and Turbo Fund UGP is the general partner of Turbo Fund DGP. Hybrid Fund DGP is the general partner of Hybrid Fund and Hybrid Fund UGP is the general partner of Hybrid Fund DGP. Lin, Bonner and Levi are the directors of each of Hybrid Fund UGP and Turbo Fund UGP (collectively, the "Directors").
Criminal convictions in the last five years: None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: (i) Turbo Fund is a Cayman Islands exempted limited partnership, (ii) Turbo Affiliates Fund is a Cayman Islands exempted limited partnership, (iii) Hybrid Fund is a Cayman Islands exempted limited partnership, (iv) Turbo Fund DGP is a Cayman Islands exempted limited partnership, (v) Turbo Fund UGP is a Cayman Islands exempted company, (vi) Hybrid Fund DGP is a Cayman Islands exempted limited partnership, (vii) Hybrid Fund UGP is a Cayman Islands exempted company, (viii) Lin is a citizen of the United States, (ix) Bonner is a citizen of the United States, and (x) Levi is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 27, 2016, each of DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. entered into a Share Subscription Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 11,842,105 Class A ordinary shares for a purchase price of $19.00 per ADS, an aggregate purchase price of approximately $15,000,000. DCM Ventures China Turbo Fund, L.P. acquired 11,184,217 Class A ordinary shares for a purchase price of approximately $14,166,675.00 and DCM Ventures China Turbo Affiliates Fund, L.P. acquired 657,888 Class A ordinary shares for a purchase price of approximately $833,325.00. All series A preferred shares, series B preferred shares, series C preferred shares and series D preferred shares were automatically converted into Class B ordinary shares upon the completion of the Company's initial public offering on June 10, 2016 at an initial conversion ratio of one-to-one into an aggregate of Class A ordinary shares.

In June 2013, Hybrid Fund entered into a Share Subscription Agreement with the Company to acquire an aggregate of 30,000,000 series A preferred shares for a purchase price of $0.0667 per share, an aggregate purchase price of $2,000,000. All of the preferred shares held by Hybrid Fund were converted, in connection with the Company's initial public offering on June 10, 2016, as Class A ordinary shares on the basis of one preferred share for each Class A ordinary share.

In December 2013, Hybrid Fund entered into a Share Subscription Agreement with the Company to acquire an aggregate of 9,638,710 series B preferred shares for a purchase price of $0.1805 per share, an aggregate purchase price of $8,968,613. All of the preferred shares held by Hybrid Fund were converted, in connection with the Company's initial public offering on June 10, 2016, as Class A ordinary shares on the basis of one preferred share for each Class A ordinary share.

In July 2014 and August 2014, Hybrid Fund entered into a Share Subscription Agreement with the Company to acquire an aggregate of 13,972,645 series C preferred shares for a purchase price of $0.4416 per share, an aggregate purchase price of $13,001,247. All of the preferred shares held by Hybrid Fund were converted, in connection with the Company's initial public offering on June 10, 2016, as Class A ordinary shares on the basis of one preferred share for each Class A ordinary share.

In August 2015, Hybrid Fund entered into a Share Subscription Agreement with the Company to acquire an aggregate of 5,092,152 series D preferred shares for a purchase price of $0.9305 per share, an aggregate purchase price of $4,738,138. All of the preferred shares held by Hybrid Fund were converted, in connection with the Company's initial public offering on June 10, 2016, as Class A ordinary shares on the basis of one preferred share for each Class A ordinary share.

The Company's initial public offering was effective as of June 10, 2016 and closed on June 15, 2016. In a private placement pursuant to Regulation S of the U.S. Securities Act of 1933, as amended, concurrent with the Company's initial public offering, Turbo Fund and Turbo Affiliates Fund entered into a Subscription Agreement with the Company pursuant to which Turbo Fund acquired 11,184,217 Class A ordinary shares (represented by 745,614 ADSs) and Turbo Affiliates Fund acquired 657,888 Class A ordinary shares (represented by 43,859 ADSs), at a purchase price of US$19.00 per ADS, for an aggregate purchase price of $15,000,000. Each ADS represents 60 Class A Ordinary Shares. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company's financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Third Amended and Restated Shareholders' Agreement, dated as of August 31, 2015 and as amended on May 27, 2016, by and among the Company, DCM Turbo and DCM Turbo Affiliates and certain other parties thereto.

Frank Hurst Lin is a Company director named by one or more Reporting Persons.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

On June 4, 2020, certain of the Reporting Persons entered into an underwriting agreement (the "June 2020 Underwriting Agreement"), with the Issuer, the other selling shareholders named in Schedule II thereto (such selling shareholders, together with the Reporting Persons, the "June 2020 Selling Shareholders") and Morgan Stanley & Co. LLC and Needham and Company, LLC, as underwriters named in Schedule I thereto (the "June 2020 Underwriters"), pursuant to which the Reporting Persons agreed to sell American Depository Shares representing 2,257,285 Class A ordinary shares at a price per Class A ordinary share of approximately $1.20 (the "June 2020 Registered Offering"). The June 2020 Registered Offering closed on June 8, 2020.

In connection with the June 2020 Registered Offering, the June 2020 Selling Shareholders, including certain of the Reporting Persons, agreed with the June 2020 Underwriters, pursuant to a lock-up agreement (each, a "June 2020 Lock-Up Agreement"), that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A ordinary shares or any other securities so owned convertible or exercisable or exchangeable for shares of Class A ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any economic consequences of ownership of the Class A ordinary shares (other than as contemplated by the June 2020 Underwriting Agreement or pursuant to certain other exceptions), without the prior written consent of Morgan Stanley & Co. LLC and Needham and Company, LLC, for a period of 90 days after the date of the final prospectus relating to the June 2020 Registered Offering.

References to and the descriptions of the June 2020 Underwriting Agreement and June 2020 Lock-Up Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the June 2020 Underwriting Agreement and June 2020 Lock-Up Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Ordinary Shares or ADSs of the Company during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of each of Turbo Fund, Turbo Affiliates Fund, Hybrid Fund, Turbo Fund DGP, Hybrid Fund DGP and the amended and restated articles of memorandum and association of Turbo Fund UGP and Hybrid Fund UGP, the partners and shareholders of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or shareholder.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with acquisition of the preferred shares of the Company, Hybrid Fund and certain other investors entered into a Third Amended and Restated Investors' Rights Agreement dated as of August 31, 2015, entitling such parties to the registration of their shares, including demand registration rights, Form F-3 or Form S-3 registration rights, deferral of registration, and piggyback registration. The Third Amended and Restated Investors' Rights Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Company's initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Third Amended and Restated Investors' Rights Agreement, a copy of which is filed as Exhibit 4.4 to 51Talk's Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 12, 2016, and Amendment No. 1 to the Shareholders' Agreement, a copy of which is filed as Exhibit 4.5 to 51Talk's Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 27, 2016, both of which are incorporated herein by reference.

Frank Hurst Lin, in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company's articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant, as more fully described in the Prospectus and incorporated herein by reference. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.3 to the Company's Registration Statement on Form F-1 and is incorporated herein by reference.

In connection with the Company's initial public offering, Reporting Persons, together with other existing shareholders and executive officers and directors of the Company, entered into a Lock-Up Letter, as more fully described in the Prospectus and incorporated herein by reference. Pursuant to such Lock-Up Letter, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days after the public offering date set forth on the final prospectus of the Company. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Letter attached as Exhibit A to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the F-1/A and is incorporated herein by reference.

In connection with the June 2020 Registered Offering, the June 2020 Selling Shareholders, including certain of the Reporting Persons, agreed with the June 2020 Underwriters, pursuant to a lock-up agreement (each, a "June 2020 Lock-Up Agreement"), that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A ordinary shares or any other securities so owned convertible or exercisable or exchangeable for shares of Class A ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any economic consequences of ownership of the Class A ordinary shares (other than as contemplated by the June 2020 Underwriting Agreement or pursuant to certain other exceptions), without the prior written consent of Morgan Stanley & Co. LLC and Needham and Company, LLC, for a period of 90 days after the date of the final prospectus relating to the June 2020 Registered Offering. This summary description does not purport to be complete, and is qualified in its entirety by reference to the full text of the June 2020 Lock-Up Agreement, which is filed as exhibits hereto and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT 99.1 Agreement of Joint Filing

EXHIBIT 1.1 Lock-Up Letter entered into by and among the Company, the underwriters and certain others (incorporated by reference to Exhibit A of Exhibit 1.1 of the Company's F-1).

EXHIBIT 99.2 Third Amended and Restated Investors' Rights Agreement, dated as of August 31, 2015, among the Company, Hybrid Fund and other parties thereto (incorporated by reference to Exhibit 4.4 of the Company's F-1/A).

EXHIBIT 99.3 Amendment No. 1 to Third Amended and Restated Shareholders' Agreement, dated as of May 27, 2016, by and among the Company, Hybrid Fund and other parties thereto (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1 of 51 Talk, filed on May 27, 2016).

EXHIBIT 10.3 Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.3 of the Company's F-1).

EXHIBIT 99.6 Subscription Agreement, dated as of May 27, 2016, entered into by and among the Company and DCM Ventures China Turbo Fund, L.P. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 of 51Talk, filed on May 27, 2016).

EXHIBIT 99.7 Form of Underwriting Agreement, by and among 51Talk, the selling shareholders listed in Schedule II thereto and Morgan Stanley & Co. LLC and Needham & Company, LLC (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on June 3, 2020).

EXHIBIT 99.8 Form of Lock-Up Letter, by and among each of the selling shareholders listed in Schedule II to the Underwriting Agreement and Morgan Stanley & Co. LLC and Needham & Company, LLC (incorporated by reference to Exhibit A to Exhibit 1.1 the Issuer's Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on June 3, 2020).

## Signatures
- DCM Ventures China Turbo Fund, L.P. ("Turbo Fund"): /s/ Matthew C. Bonner, By DCM Turbo Fund Investment Management, L.P., its GP, By DCM Turbo Fund International, Ltd., its GP, Matthew C. Bonner, Attorney-In-Fact* (05/07/2025)
- DCM Ventures China Turbo Affiliates Fund, L.P. ("Turbo Affiliates Fund"): /s/ Matthew C. Bonner, By DCM Turbo Fund Investment Management, L.P., its GP, By DCM Turbo Fund International, Ltd., its GP, Matthew C. Bonner, Attorney-In-Fact* (05/07/2025)
- DCM Turbo Fund Investment Management, L.P. ("Turbo Fund DGP"): /s/ Matthew C. Bonner, By DCM Turbo Fund International, Ltd., its GP, Matthew C. Bonner, Attorney-In-Fact* (05/07/2025)
- DCM Turbo Fund International, Ltd. ("Turbo Fund UGP"): /s/ Matthew C. Bonner, Matthew C. Bonner, Attorney-In-Fact* (05/07/2025)
- DCM Hybrid RMB Fund, L.P. ("Hybrid Fund"): /s/ Matthew C. Bonner, By DCM Hybrid RMB Fund Investment Management, L.P., its GP, By DCM Hybrid RMB Fund International, Ltd., its GP, Matthew C. Bonner, Attorney-In-Fact* (05/07/2025)
- DCM Hybrid RMB Fund Investment Management, L.P. ("Hybrid Fund DGP"): /s/ Matthew C. Bonner, By DCM Hybrid RMB Fund International, Ltd., its GP, Matthew C. Bonner, Attorney-In-Fact* (05/07/2025)
- DCM Hybrid RMB Fund International, Ltd. ("Hybrid Fund UGP"): /s/ Matthew C. Bonner, Matthew C. Bonner, Attorney-In-Fact* (05/07/2025)
- Matthew C. Bonner ("Bonner"): /s/ Matthew C. Bonner, Matthew C. Bonner (05/07/2025)
- F. Hurst Lin ("Lin"): /s/ Matthew C. Bonner, Matthew C. Bonner, Attorney-In-Fact* (05/07/2025)
- Andre G. Levi ("Levi"): /s/ Matthew C. Bonner, Matthew C. Bonner, Attorney-In-Fact* (05/07/2025)
Comment: * Signed pursuant to a Power of Attorney already on file with the appropriate agencies.